U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for August, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | STATEMENT ON SASOL’S LAKE CHARLES
CHEMICALS COMPLEX

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)

STATEMENT ON SASOL’S LAKE CHARLES CHEMICALS COMPLEX

On 27 August 2020, Hurricane Laura made landfall near Sasol’s Lake Charles
Chemicals Complex in Southwest Louisiana.

Sasol activated its inclement weather protocols ahead of the storm at all affected Gulf
Coast locations in preparation for Hurricane Laura, with the primary concern being the safety of our workforce, the protection of the environment and the integrity of our facilities. Part of the response was to temporarily shut down facilities at Lake Charles,
Louisiana, as well as Greens Bayou and Winnie, Texas.

Sasol is supporting its employees in the impacted areas, assisting with temporary housing, transportation and basic amenities for those affected by the storm.

The storm resulted in widespread electrical blackouts and other damage, preventing
Sasol from operating most utility systems. High voltage transmission line corridors into the Lake Charles area are damaged, and the full assessment is still in progress by a local power company. Sasol’s manufacturing facilities in Lake Charles remain shut down.

Operations recovery crews at the Lake Charles site have started the damage assessment process, and early reports indicate no apparent damage to process equipment and no flooding damage experienced as a result of storm surge. The high wind speeds caused damage to the cooling towers at the Lake Charles Chemicals
Complex.

Other Sasol manufacturing operations in the United States in Greens Bayou and
Winnie, Texas, were not impacted by the storm.

Start-up of the plants will depend on the availability of electricity, industrial gases, other feedstocks and the restoration process. We are engaging with our customers and suppliers regularly regarding the impacts on production.

Sasol has Atlantic Named Wind Storm (ANWS) insurance coverage for units under construction as well as operating units.

Sasol will update the market as more certainty on the situation in Lake Charles is obtained. We do not envisage that the hurricane will have an adverse impact on any potential divestment transaction related to Sasol’s base chemical portfolio in the
United States.

31 August 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies.
Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic on Sasol’s business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices , volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could",
"may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form
20-F filed on 24 August 2020 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive;
when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events.
Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 August 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Company Secretary Title: